

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2020

William Santana Li
Chief Executive Officer
Knightscope, Inc.
1070 Terra Bella Avenue
Mountain View, CA 94043

> **Re: Knightscope, Inc.**
> **Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Filed September 18, 2020**
> **File No. 24-11238**

Dear Mr. Li:

We have reviewed your amended offering statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information that you provide in response to these comments, we may have additional comments.

Amendment 2 to Offering Statement on Form 1-A filed September 18, 2020

Cover Page

1.   It appears that the aggregate offering price of this offering plus the aggregate sales attributable to all the securities sold within the past 12 months exceeds $50 million. Please refer to Rule 251(a) of Regulation A and General Instruction I to Form 1-A, and reduce the amount of securities offered to not exceed $50 million.

Dilution, page 12

2.   We have read your response to prior comment 1 and the updated disclosure in your amendment. Please revise your disclosure to calculate dilution using net tangible book value rather than tangible book value. You may refer to Item 506 of Regulation S-K.

Further, since you have not provided June 30, 2020 financial information in your filing, please provide the supporting financial information that you used in your calculation.

You may contact Melinda J. Hooker, Staff Accountant, at (202) 551-3732 or W. John Cash, Accounting Branch Chief, at (2020) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Erin M. Purnell, Senior Counsel, at (202) 551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jeanne Campanelli, Esq.